December 23, 2011

VIA EDGAR

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FNB United Corp.
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178066

Dear Mr. Clampitt:

On behalf of FNB United Corp. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2011 (the “Comment Letter”) with regard to the Company’s Registration Statement on Form S-1 filed on November 18, 2011. To facilitate the Staff’s review, we have restated the comments from the Comment Letter below and provided our response immediately following the comment.

Registration Statement on Form S-1

Selling Shareholders, page 18

1.	Please identify the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by each entity listed in the selling shareholders table. As examples only, we note that you have not disclosed such natural persons for Newbury Equity Partners II L.P., PTMR Capital Partners LP or The Värde Fund IX, L.P. If the voting and/or dispositive powers are held by a committee, please identify the natural persons who serve on such committee.

Response: Based upon information provided by the selling shareholders to the Company, the Company has revised pages 21-22 to add the requested disclosure in response to this comment.

2.

Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. Be advised that any selling security holder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, a selling security holder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling security holder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: Based upon information provided by the selling shareholders to the Company, the Company can confirm that none of the selling shareholders is a broker-dealer. Certain selling shareholders stated they are affiliates of broker-dealers, but they are not required to be identified as underwriters. For those selling shareholders, the Company has revised pages 21-22 to add the requested disclosure in response to this comment.

As requested in the Staff’s letter, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (336) 626-8300, if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Brian E. Simpson
Brian E. Simpson
Chief Executive Officer

cc: Paul Freshour, Arnold & Porter LLP

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